UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-13-60

ANNUAL REPORT

FOR THE PERIOD

Beginning January 1, 2004 and Ending December 31, 2004

TO THE

U.S. SECURITIES AND EXCHANGE COMMISSION

OF

STP Nuclear Operating Company
(Exact Name of Reporting Company)

A Subsidiary SERVICE COMPANY
("Mutual" or "Subsidiary")

Date of Incorporation October 1, 1997 If not Incorporated, Date of Organization _________________.

State or Sovereign Power under which Incorporated or Organized Texas

Location of Principal Executive Offices of Reporting Company 8 Miles Wst Wadsworth Texas on FM 521

Name, title, and address of officer to whom correspondence concerning this report should be addressed:

F. H. Mallen	General Manager Financial Support	P.O. Box 289 Wadsworth, Texas 77483
(Name)	(Title)	(Address)

Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:

American Electric Power

INSTRUCTIONS FOR USE OF FORM U-13-60

1. Time of Filing. --Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2. Number of Copies. --Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3. Period Covered by Report. --The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4. Report Format. --Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to each size.

5. Money Amounts Displayed. --All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (210.3-01(b)).

6. Deficits Displayed. --Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X,210.3-01(c))

7. Major Amendments or Corrections. --Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. Definitions. --Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9. Organization Chart. --The service company shall submit with each annual report a copy of its current organization chart.

10. Methods of Allocation. --The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. Annual Statement of Compensation for Use of Capital Billed. --The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

Outside Services Employed	Account 923	21

Employee Pensions and Benefits	Account 926	22

General Advertising Expenses	Account 930.1	23

Miscellaneous General Expenses	Account 930.2	24

Rents	Account 931	24

Taxes Other Than Income Taxes	Account 408	25

Donations	Account 426.1	26

Other Deductions	Account 426.5	27

Notes to Statement of Income	Schedule XVIII	28

LISTING OF INSTRUCTIONAL FILING REQUIREMENTS

Organization Chart		29

Methods of Allocation		30

Annual Statement of Compensation for Use of Capital Billed		31

ANNUAL REPORT OF STP Nuclear Operating Company

SCHEDULE I - COMPARATIVE BALANCE SHEET
(thousands)

Give balance sheet of the Company as of December 31 of the current and prior year.
			AS OF	AS OF
			12/31/04	12/31/03

ACCOUNT	ASSETS AND OTHER DEBITS

SERVICE COMPANY PROPERTY
101	ELECTRIC PLANT IN SERVICE	(Schedule II)	$-	$-
106	COMPL CONSTR NOT CLASSIFIED		-	-
101.1	PROPERTY UNDER CAPITAL LEASES		-	-
105	ELECTRIC PLANT FOR FUTURE USE		-	-
107	CONSTRUCTION WORK IN PROGRESS	(Schedule II)	-	-
120	NUCLEAR FUEL		-	-
	TOTAL PROPERTY		-	-

108	ACCUM PROV FOR DEPRECIATION	(Schedule III)	-	-
120.5	ACCUM PROV FUEL AMORTIZATION		-	-

	NET SERVICE COMPANY PROPERTY		-	-

INVESTMENTS
123	INVESTMENTS IN ASSOCIATE COMPANIES	(Schedule IV)	-	-
124	OTHER INVESTMENTS	(Schedule IV)	-	-
	TOTAL INVESTMENTS		-	-

CURRENT AND ACCRUED ASSETS
131	CASH		-	-
134	SPECIAL DEPOSITS		-	-
135	WORKING FUNDS		-	-
136	TEMPORARY CASH INVESTMENTS		-	-
141	NOTES RECEIVABLE		-	-
142	CUSTOMER ACCOUNTS RECEIVABLE		-	-
143	OTHER ACCTS RECEIVABLE		-	-
144	ACCUMULATED PROVISIONS OF UNCOLLECTIBLE ACCOUNTS		-	-
146	ACCTS REC ASSOC COMPANIES	(Schedule V)	93,337	100,334
152	FUEL STOCK EXPENSES UNDISTRIBUTED	(Schedule VI)	-	-
154	MATERIALS & OPERATING SUPPLIES		-	-
163	STORES EXPENSE UNDISTRIBUTED	(Schedule VII)	-	-
165	PREPAYMENTS		-	-
174	MISCELLANEOUS CURRENT AND ACCRUED ASSETS	(Schedule VIII)	-	-
	TOTAL CURRENT AND ACCRUED ASSETS		93,337	100,334

DEFERRED DEBITS
181	UNAMORTIZED DEBT EXPENSE		-	-
184	CLEARING ACCOUNTS		-	-
186	MISCELLANEOUS DEFERRED DEBITS	(Schedule IX)	-	-
188	RESEARCH & DEVELOPMENT SUMMARY	(Schedule X)	-	-
190	ACCUMULATED DEFERRED INCOME TAXES		-	-
	TOTAL DEFERRED DEBITS		-	-

	TOTAL ASSETS AND OTHER DEBITS		$93,337	$100,334

ANNUAL REPORT OF STP Nuclear Operating Company

SCHEDULE I - COMPARATIVE BALANCE SHEET
(thousands)

Give balance sheet of the Company as of December 31 of the current and prior year.
			AS OF	AS OF
			12/31/04	12/31/03

ACCOUNT	LIABILITIES AND PROPRIETARY CAPITAL

PROPRIETARY CAPITAL
201	COMMON STOCK ISSUED	(Schedule XI)	$-	$-
211	MISCELLANEOUS PAID-IN CAPITAL	(Schedule XI)	-	-
215	APPROPRIATED RETAINED EARNINGS	(Schedule XI)	-	-
216	UNAPPROPRIATED RETAINED EARNINGS	(Schedule XI)	-	-
	TOTAL PROPRIETARY CAPITAL		-	-

LONG-TERM DEBT
223	ADVANCES FROM ASSOCIATE COMPANIES	(Schedule XII)	-	-
224	OTHER LONG-TERM DEBT	(Schedule XII)	-	-
225	UNAMORTIZED PREMIUM ON LONG-TERM DEBT		-	-
226	UNAMORTIZED DISCOUNT ON LONG-TERM DEBT		-	-
227	CAPITAL LEASE LONG TERM		-	-
	TOTAL LONG-TERM DEBT		-	-

228	OTHER NONCURRENT LIABILITIES		51,017	54,249

CURRENT AND ACCRUED LIABILITIES
228	OTHER CURRENT LIABILITIES		749	776
231	NOTES PAYABLE		-	-
232	ACCOUNTS PAYABLE		14,568	21,295
233	NOTES PAYABLE TO ASSOCIATE COMPANIES	(Schedule XIII)	-	-
234	AP ASSOC COMPANIES SUMMARY	(Schedule XIII)	-	-
236	TAXES ACCRUED		520	625
237	INTEREST ACCRUED		-	-
238	DIVIDENDS ACCRUED		-	-
241	TAX COLLECTIONS PAYABLE		-	-
242	MISC. CURRENT & ACCRUED LIAB.	(Schedule XIII)	19,029	16,906
243	CAPITAL LEASES - CURRENT		-	-
265	INVENTORY ADJUSTMENT RESERVE		-	-
	TOTAL CURRENT AND ACCRUED LIABILITIES		34,866	39,601

DEFERRED CREDITS
253	OTHER DEFERRED CREDITS		7,454	6,484
255	ACCUMULATED DEFERRED INVESTMENTS TAX CREDITS		-	-
262	ACCUM PROV INJURIES & DAMAGES		-	-
	TOTAL DEFERRED CREDITS		7,454	6,484

282	ACCUMULATED DEFERRED INCOME TAXES		-	-

	TOTAL LIABILITIES AND PROPRIETARY CAPITAL		$93,337	$100,334

ANNUAL REPORT OF STP Nuclear Operating Company

For the Year Ended December 31, 2004

SCHEDULE II - SERVICE COMPANY PROPERTY
(thousands)

DESCRIPTION	BALANCE AT BEGINNING OF YEAR	ADDITIONS	RETIREMENTS OR SALES	OTHER CHANGES	BALANCE AT CLOSE OF YEAR

ACCOUNT 101 - ELECTRIC PLANT IN SERVICE	$-	$-	$-	$-	$-

ACCOUNT 107 - CONSTRUCTION WORK IN PROGRESS	-	-	-	-	-
TOTAL	$-	$-	$-	$-	$-

ANNUAL REPORT OF STP Nuclear Operating Company

For the Year Ended December 31, 2004

SCHEDULE III - ACCUMULATED PROVISION FOR DEPRECIATION AND AMORTIZATION OF SERVICE COMPANY PROPERTY
(thousands)

DESCRIPTION	BALANCE AT BEGINNING OF YEAR	ADDITIONS	RETIREMENTS OR SALES	OTHER CHANGES	BALANCE AT CLOSE OF YEAR

ACCOUNT 108 - ACCUM. PROV. FOR DEPRECIATION	$-	$-	$-	$-	$-
TOTAL	$-	$-	$-	$-	$-

ANNUAL REPORT OF STP Nuclear Operating Company

For the Year Ended December 31, 2004

SCHEDULE IV - INVESTMENTS
(thousands)

INSTRUCTIONS: Complete the following schedule concerning investments.

Under Account 124 "Other Investments", state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.

Under Account 136, "Temporary Cash Investments", list each investment separately.

DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR

ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES	$-	$-

ACCOUNT 124 - OTHER INVESTMENTS	-	-

ACCOUNT 136 - TEMPORARY CASH INVESTMENTS	-	-
TOTAL	$-	$-

ANNUAL REPORT OF STP Nuclear Operating Company

For the Year Ended December 31, 2004

SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
(thousands)

INSTRUCTIONS: Complete the following schedule listing accounts receivable from each associate company.  Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by sub account should be provided.

DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR

ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

CITY OF AUSTIN	$16,076	$14,928
AEP TEXAS CENTRAL COMPANY	25,313	23,525
CITY OF SAN ANTONIO	28,007	26,132
TEXAS GENCO	30,938	28,752
TOTAL	$100,334	$93,337

ANNUAL REPORT OF STP Nuclear Operating Company

For the Year Ended December 31, 2004

SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED
(in thousands)

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

DESCRIPTION	LABOR	EXPENSE	TOTAL

ACCOUNT 152 - FUEL STOCK UNDISTRIBUTED	$-	$-	$-
TOTAL	$-	$-	$-

ANNUAL REPORT OF STP Nuclear Operating Company

For the Year Ended December 31, 2004

SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED
(thousands)

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

DESCRIPTION	LABOR	EXPENSE	TOTAL

ACCOUNT 163 - STORES EXPENSE UNDISTRIBUTED
CITY OF AUSTIN	$259	$283	$542
AEP TEXAS CENTRAL COMPANY	408	446	854
TEXAS GENCO	499	545	1,043
CITY OF SAN ANTONIO	453	495	948
TOTAL	$1,619	$1,768	$3,387

Stores expense undistributed is charged to account 163 and billed to associated companies as incurred.

ANNUAL REPORT OF STP Nuclear Operating Company

For the Year Ended December 31, 2004

SCHEDULE VIII - MISCELLANEOUS CURRENT AND ACCRUED ASSETS
(thousands)

INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

	BALANCE AT	BALANCE AT
DESCRIPTION	BEGINNING OF YEAR	CLOSE OF YEAR

ACCOUNT 174 - MISCELLANEOUS CURRENT AND ACCRUED ASSETS	$-	$-
TOTAL	$-	$-

ANNUAL REPORT OF STP Nuclear Operating Company

For the Year Ended December 31, 2004

SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS
(thousands)

INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped by class, showing the number of items in each class.

	BALANCE AT	BALANCE AT
DESCRIPTION	BEGINNING OF YEAR	CLOSE OF YEAR

ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS	$-	$-
TOTAL	$-	$-

ANNUAL REPORT OF STP Nuclear Operating Company

For the Year Ended December 31, 2004

SCHEDULE X - RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES
(thousands)

INSTRUCTIONS: Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

DESCRIPTION		AMOUNT

ACCOUNT 188 - RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES		$-
TOTAL		$-

ANNUAL REPORT OF STP Nuclear Operating Company

For the Year Ended December 31, 2004

SCHEDULE XI - PROPRIETARY CAPITAL
(dollars in thousands except per share amounts)

		NUMBER OF	PAR OR STATED	OUTSTANDING AT CLOSE OF PERIOD
ACCOUNT NUMBER	CLASS OF STOCK	SHARES AUTHORIZED	VALUE PER SHARE	NO. OF SHPERIARES	TOTAL AMOUNT

ACCOUNT 201	COMMON STOCK ISSUED	-	$-	-	$-

INSTRUCTIONS: Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.

DESCRIPTION					AMOUNT

ACCOUNT 211 - MISCELLANEOUS PAID-IN CAPITAL					$-

ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS					-
TOTAL					$-

INSTRUCTIONS: Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owned or net loss remaining from servicing non associates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

DESCRIPTION		BALANCE AT BEGINNING OF YEAR	NET INCOME OR (LOSS)	DIVIDENDS PAID	BALANCE AT CLOSE OF YEAR

ACCOUNT 216 - UNAPPROPRIATED RETAINED EARNINGS		$-	$-	$-	$-
TOTAL		$-	$-	$-	$-

ANNUAL REPORT OF STP Nuclear Operating Company

For the Year Ended December 31, 2004

SCHEDULE XII - LONG-TERM DEBT
(thousands)

INSTRUCTIONS: Advances from associate companies should be reported separately for advances on notes and advances on open accounts. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

NAME OF CREDITOR	TERM OF OBLIGATION CLASS $ SERIES OF OBLIGATION	DATE OF MATURITY	INTEREST RATE	AMOUNT AUTHORIZED	BALANCE AT BEGINNING OF YEAR	ADDITIONS	DEDUCTIONS	BALANCE AT CLOSE OF YEAR

ACCOUNT 223 - ADVANCES FROM ASSOCIATE COMPANIES				$-	$-	$-	$-	$-
ACCOUNT 224 - OTHER LONG TERM DEBT				-	-	-	-	-
TOTAL				$-	$-	$-	$-	$-

ANNUAL REPORT OF STP Nuclear Operating Company

For the Year Ended December 31, 2004

SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES
(thousands)

INSTRUCTIONS: Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities.  Items less than $10,000 may be grouped, showing the number of items in each group.

DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR

ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES	$-	$-
TOTAL	$-	$-

ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES
CITY OF AUSTIN	$-	$-
AEP TEXAS CENTRAL COMPANY	-	-
CITY OF SAN ANTONIO	-	-
TEXAS GENCO	-	-
TOTAL	$-	$-

ACCOUNT 242 - MISCELLANEOUS CURRENT AND ACCRUED LIABILITIES
Spent Fuel Disposal - DOE	$5,267	$5,340
Decontaminatn/Decommissioning	2,275	2,335
Benefits Accrual	2,092	2,251
EICP Liability	1,967	2,172
ICP Liability	5,305	6,572
Severance/Early Retire Liab	-	359
Misc NRC Fees	-	-
TOTAL	$16,906	$19,029

ANNUAL REPORT OF STP Nuclear Operating Company

For the Year Ended December 31, 2004

SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS: The space below is provided for important notes regarding the financial statements or any account thereof.  Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year.  Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

1. Summary of Significant Accounting Policies

Basis of Accounting and Account Classifications
The accounting records of STP Nuclear Operating Company are maintained on the accrual basis of accounting, as required by generally accepted accounting principles.  Certain items including, but not limited to, project financing, ad valorem taxes, depreciation, and decommissioning expenses are recorded in each owners' accounting records.

The accounting records are also maintained and the accompanying amounts are classified in accordance with the Participation Agreement and the Federal Energy Regulatory Commission's "Uniform System of Accounts Prescribed for the Public Utilities and Licensees" as adopted by the Public Utility Commission of Texas.

All costs are reflected at 100% for the project. STP Nuclear Operating Company has no ownership interests in any of the project assets.

ANNUAL REPORT OF STP Nuclear Operating Company
For the Year Ended December 31, 2004
SCHEDULE XV - COMPARATIVE INCOME STATEMENT
(thousands)

ACCOUNT	DESCRIPTION	CURRENT YEAR	PRIOR YEAR

	INCOME
457	SERVICES RENDERED TO ASSOCIATE COMPANIES	$337,892	$325,075
458	SERVICES RENDERED TO NON ASSOCIATE COMPANIES	--	--
419	INTEREST AND DIVIDEND INCOME	--	--
421	MISCELLANEOUS INCOME OR LOSS	9	9
	TOTAL INCOME	337,901	325,084

	EXPENSES
500-557	POWER PRODUCTION	$262,335	$257,428
560-574	TRANSMISSION
580-598	DISTRIBUTION	--	--
906-917	CUSTOMER SERVICE & INFORMATION	--	--
920	ADMIN & GENERAL SALARIES	12,308	12,415
921	OFFICE SUPPLIES & EXPENSES	1,934	2,368
922	ADMIN EXPENSES TRANSFERRED	--	--
923	OUTSIDE SERVICES EMPLOYED	5,237	3,597
924	PROPERTY INSURANCE	2,266	1,549
925	INJURIES & DAMAGES	1,589	1,636
926	EMPLOYEE PENSIONS & BENEFITS	36,595	29,720
928	REGULATORY COMMISSION EXPENSE	--	--
930.1	GENERAL ADVERTISING	--	--
930.2	MISCELLANEOUS GENERAL EXPENSES	3,948	3,747
931	RENTS	--	--
932	MAINTENANCE OF GENERAL PLANT	--	--
933	UNIDENTIFIABLE OPERATING EXP	--	--
935	MAINTENANCE OF GENERAL PLANT	4,157	5,061
403-405	DEPRECIATION AND AMORTIZATION EXPENSE	--	--
408	TAXES OTHER THAN INCOME	7,451	7,495
417	REVENUES - NON-UTILITY OPS	--	--
426.1	DONATIONS	74	60
426.3	PENALTIES	--	--
426.4	CIVIC, POLITICAL AND RELATED EXPENDITURES	--	--
426.5	OTHER DEDUCTIONS	7	8
435	EXTRAORDINARY DEDUCTIONS	--	--
	TOTAL EXPENSES	337,901	325,084

	NET INCOME OR (LOSS)	$-	$-

ANNUAL REPORT OF STP Nuclear Operating Company

For the Year Ended December 31, 2004

ANALYSIS OF BILLING

ASSOCIATE COMPANIES - ACCOUNT 457
(thousands)

NAME OF ASSOCIATE COMPANY	DIRECT COSTS CHARGED	INDIRECT COSTS CHARGED	COMPENSATION FOR USE OF CAPITAL	TOTAL AMOUNT BILLED
	457 - 1	457 - 2	457 - 3

TEXAS GENCO	$81,819	$22,252		$104,071
AEP TEXAS CENTRAL COMPANY	66,944	18,206		85,150
CITY OF AUSTIN	42,502	11,560		54,062
CITY OF SAN ANTONIO	74,379	20,229		94,609
TOTAL	$265,644	$72,248	$-	$337,892

ANNUAL REPORT OF STP Nuclear Operating Company

For the Year Ended December 31, 2004

ANALYSIS OF BILLING

NON ASSOCIATE COMPANIES - ACCOUNT 458
(thousands)

INSTRUCTION: Provide a brief description of the services rendered to each non associate company:

NAME OF NON ASSOCIATE COMPANY	DIRECT COSTS CHARGED	INDIRECT COSTS CHARGED	COMPENSATION FOR USE OF CAPITAL	TOTAL COST	EXCESS OR DEFICIENCY	TOTAL AMOUNT BILLED
	458 - 1	458 - 2	458 - 3		458 - 4

NONE	$-	$-	$-	$-	$-	$-
TOTAL	$-	$-	$-	$-	$-	$-

ANNUAL REPORT OF STP Nuclear Operating Company

For the Year Ended December 31, 2004

SCHEDULE XVI - ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE AND NON ASSOCIATE COMPANIES
(thousands)

Instruction: Total cost of service will equal for associate and non-associate companies the total amount billed under their separate analysis of billing schedules.

		ASSOCIATE COMPANY CHARGES
ACCOUNT	DESCRIPTION OF ITEMS	DIRECT COSTS	INDIRECT COSTS	TOTAL

500-557	PRODUCTION OPERATIONS EXPENSE	$238,480	$23,855	$262,335
560-574	TRANSMISSION OPERATION EXPENSE	--		--
580-598	DISTRIBUTION	--	--	--
906-917	CUSTOMER SERVICE & INFORMATION	--	--	--
920	ADMIN & GENERAL SALARIES	8,397	3,911	12,308
921	OFFICE SUPPLIES & EXPENSES	1,610	325	1,934
922	ADMIN EXPENSES TRANSFERRED	--	--	--
923	OUTSIDE SERVICES EMPLOYED	5,182	55	5,237
924	PROPERTY INSURANCE	2,266	--	2,266
925	INJURIES & DAMAGES	1,589	--	1,589
926	EMPLOYEE PENSIONS & BENEFITS	(58)	36,653	36,595
928	REGULATORY COMMISSION EXPENSE	--	--	--
930.1	GENERAL ADVERTISING	--	--	--
930.2	MISCELLANEOUS GENERAL EXPENSES	3,948	--	3,948
931	RENTS	--	--	--
932	MAINTENANCE OF GENERAL PLANT	--	--	--
933	UNIDENTIFIABLE OPERATING EXP	--	--	--
935	MAINTENANCE OF GENERAL PLANT	4,159	(2)	4,157
403-405	DEPRECIATION AND AMORTIZATION EXPENSE	--	--	--
408	TAXES OTHER THAN INCOME	--	7,451	7,451
426.1	DONATIONS	74	--	74
426.3	PENALTIES	--	--	--
426.4	CIVIC, POLITICAL, AND RELATED EXPENDITURES	--	--	--
426.5	OTHER DEDUCTIONS	7	--	7
435	EXTRAORDINARY DEDUCTIONS	--	--	--
421	MISCELLANEOUS INCOME OR LOSS	(9)	--	(9)

	TOTAL EXPENSES	265,644	72,248	337,892

	COMPENSATION FOR USE OF EQUITY CAPITAL	--	--	--
430	INTEREST ON DEBT TO ASSOCIATE COMPANIES	--	--	--

	TOTAL COST OF SERVICE	$265,644	$72,248	$337,892

Page 18A
ANNUAL REPORT OF STP Nuclear Operating Company

For the Year Ended December 31, 2004

SCHEDULE XVI - ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE AND NON ASSOCIATE COMPANIES
(thousands)

Instruction: Total cost of service will equal for associate and non-associate companies the total amount billed under their separate analysis of billing schedules.

NON ASSOCIATE COMPANY CHARGES
ACCOUNT	DESCRIPTION OF ITEMS	DIRECT COSTS	INDIRECT COSTS	TOTAL

500-557	PRODUCTION OPERATIONS EXPENSE	$-	$-	$-
560-574	TRANSMISSION OPERATION EXPENSE	--	--	--
580-598	DISTRIBUTION	--	--	--
906-917	CUSTOMER SERVICE & INFORMATION	--	--	--
920	ADMIN & GENERAL SALARIES	--	--	--
921	OFFICE SUPPLIES & EXPENSES	--	--	--
922	ADMIN EXPENSES TRANSFERRED	--	--	--
923	OUTSIDE SERVICES EMPLOYED	--	--	--
924	PROPERTY INSURANCE	--	--	--
925	INJURIES & DAMAGES	--	--	--
926	EMPLOYEE PENSIONS & BENEFITS	--	--	--
928	REGULATORY COMMISSION EXPENSE	--	--	--
930.1	GENERAL ADVERTISING	--	--	--
930.2	MISCELLANEOUS GENERAL EXPENSES	--	--	--
931	RENTS	--	--	--
932	MAINTENANCE OF GENERAL PLANT	--	--	--
933	UNIDENTIFIABLE OPERATING EXP	--	--	--
935	MAINTENANCE OF GENERAL PLANT	--	--	--
403-405	DEPRECIATION AND AMORTIZATION EXPENSE	--	--	--
408	TAXES OTHER THAN INCOME	--	--	--
426.1	DONATIONS	--	--	--
426.3	PENALTIES	--	--	--
426.4	CIVIC, POLITICAL, AND RELATED EXPENDITURES	--	--	--
426.5	OTHER DEDUCTIONS	--	--	--
435	EXTRAORDINARY DEDUCTIONS	--	--	--
421	MISCELLANEOUS INCOME OR LOSS	--	--	--

	TOTAL EXPENSES	--	--	--

	COMPENSATION FOR USE OF EQUITY CAPITAL	--	--	--
430	INTEREST ON DEBT TO ASSOCIATE COMPANIES	--	--	--

	TOTAL COST OF SERVICE	$-	$-	$-

Page 18B
ANNUAL REPORT OF STP Nuclear Operating Company

For the Year Ended December 31, 2004

SCHEDULE XVI - ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE AND NON ASSOCIATE COMPANIES
(thousands)

Instruction: Total cost of service will equal for associate and non-associate companies the total amount billed under their separate analysis of billing schedules.

		TOTAL CHARGES FOR SERVICE
ACCOUNT	DESCRIPTION OF ITEMS	DIRECT COSTS	INDIRECT COSTS	TOTAL

500-557	PRODUCTION OPERATIONS EXPENSE	$238,480	$23,855	$262,335
560-574	TRANSMISSION OPERATION EXPENSE	--	--	-
580-598	DISTRIBUTION	--	--	-
906-917	CUSTOMER SERVICE & INFORMATION	--	--	-
920	ADMIN & GENERAL SALARIES	8,397	3,911	12,308
921	OFFICE SUPPLIES & EXPENSES	1,610	325	1,935
922	ADMIN EXPENSES TRANSFERRED	--	--	-
923	OUTSIDE SERVICES EMPLOYED	5,182	55	5,237
924	PROPERTY INSURANCE	2,266	--	2,266
925	INJURIES & DAMAGES	1,589	--	1,589
926	EMPLOYEE PENSIONS & BENEFITS	(58)	36,653	35,595
928	REGULATORY COMMISSION EXPENSE	--	--	-
930.1	GENERAL ADVERTISING	--	--	-
930.2	MISCELLANEOUS GENERAL EXPENSES	3,948	--	3,948
931	RENTS	--	--	-
932	MAINTENANCE OF GENERAL PLANT	--	--	-
933	UNIDENTIFIABLE OPERATING EXP	--	--	-
935	MAINTENANCE OF GENERAL PLANT	4,159	(2)	4,157
403-405	DEPRECIATION AND AMORTIZATION EXPENSE	--	--	-
408	TAXES OTHER THAN INCOME	--	7,451	7,451
426.1	DONATIONS	74	--	74
426.3	PENALTIES	--	--	-
426.4	CIVIC, POLITICAL, AND RELATED EXPENDITURES	--	--	-
426.5	OTHER DEDUCTIONS	7	--	7
435	EXTRAORDINARY DEDUCTIONS	--	--	-
421	MISCELLANEOUS INCOME OR LOSS	(9)	--	(9)

	TOTAL EXPENSES	265,644	72,248	337,892

	COMPENSATION FOR USE OF EQUITY CAPITAL	--	--	-
430	INTEREST ON DEBT TO ASSOCIATE COMPANIES	--	--	-

	TOTAL COST OF SERVICE	$265,644	$72,248	$337,892

ANNUAL REPORT OF STP Nuclear Operating Company

For the Year Ended December 31, 2004

SCHEDULE XVII - SCHEDULE OF EXPENSE BY DEPARTMENT OR SERVICE FUNCTION
(thousands)

Instruction: Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform System of Accounts).

				DEPARTMENT OR SERVICE FUNCTION
ACCOUNT	DESCRIPTION OF ITEMS	TOTAL AMOUNT	OVERHEAD	PRESIDENT & CEO	FINANCIAL SUPPORT	STATION SUPPORT	ENGINEERING & TECHNICAL SVCS.	GENERATION & PLANT MANAGEMENT	STEAM GENERATOR REPL. PROJECT	CORPORATE COSTS

500-557	PRODUCTION OPERATIONS EXPENSE	$262,335	$-	$5,611	$3,326	$14,306	$120,600	$108,005	$-	$10,487
560-574		--	--
580-598	DISTRIBUTION	--	--	--	--	--	--	--	--	--
906-917	CUSTOMER SERVICE & INFORMATION	--	--	--	--	--	--	--	--	--
920	ADMIN & GENERAL SALARIES	12,308	--	1,400	2,620	4,820	381	72	--	3,015
921	OFFICE SUPPLIES & EXPENSES	1,934	--	231	192	1,213	192	105	--	1
922	ADMIN EXPENSES TRANSFERRED	--	--	--	--	--	--	--	--	--
923	OUTSIDE SERVICES EMPLOYED	5,237	--	3,136	479	1,318	304	4	--	(4)
924	PROPERTY INSURANCE	2,266	--	3	2,263	--	--	--	--	--
925	INJURIES & DAMAGES	1,589	--	--	1,589	--	--	--	--	--
926	EMPLOYEE PENSIONS & BENEFITS	36,595	--	437	842	1,680	3,621	7,316	--	22,700
928	REGULATORY COMMISSION EXPENSE	--	--	--	--	--	--	--	--	--
930.1	GENERAL ADVERTISING	--	--	--	--	--	--	--	--	--
930.2	MISCELLANEOUS GENERAL EXPENSES	3,948	--	906	25	--	3,007	18	--	(7)
931	RENTS	--	--	--	--	--	--	--	--	--
932	MAINTENANCE OF GENERAL PLANT	--	--	--	--	--	--	--	--	--
933	UNIDENTIFIABLE OPERATING EXP	--	--	--	--	--	--	--	--	--
935	MAINTENANCE OF GENERAL PLANT	4,157	--	16	--	3,729	413	5	--	(6)
403-405	DEPRECIATION AND AMORTIZATION EXPENSE	--	--	--	--	--	--	--	--	--
408	TAXES OTHER THAN INCOME	7,451	--	--	--	--	--	--	--	7,451
417	REVENUES - NON-UTILITY OPS	--	--	--	--	--	--	--	--	--
426.1	DONATIONS	74	--	--	--	74	--	--	--	--
426.3	PENALTIES	--	--	--	--	--	--	--	--	--
426.4	CIVIC, POLITICAL AND RELATED EXPENDITURES	--	--	--	--	--	--	--	--	--
426.5	OTHER DEDUCTIONS	7	--	7	--	--	--	--	--	--
434	EXTRAORDINARY INCOME	--	--	--	--	--	--	--	--	--
435	EXTRAORDINARY DEDUCTIONS	--	--	--	--	--	--	--	--	--

	TOTAL EXPENSES	$337,901	$-	$11,746	$11,337	$27,139	$128,519	$115,524	$-	$43,636

ANNUAL REPORT OF STP Nuclear Operating Company

For the Year Ended December 31, 2004

DEPARTMENTAL ANALYSIS OF SALARIES - ACCOUNT 920
(thousands)

	DEPARTMENTAL SALARY EXPENSE
		INCLUDE IN AMOUNTS BILLED TO			NUMBER OF
NAME OF DEPARTMENT INDICATE EACH DEPARTMENT OR SERVICE FUNCTION	TOTAL AMOUNT	ASSOCIATE COMPANY	OTHER ASSOCIATES	NON ASSOCIATES	PERSONNEL END OF YEAR

EXECUTIVE VP/GM NUCLEAR	$2,153	$2,153	$-	$-	13
FINANCIAL SUPPORT	5,783	5,783	--	--	81
STATION SUPPORT	8,956	8,956	--	--	119
ENGINEERING & TECH SERVICES	25,591	25,591	--	--	272
GENERATION & PLANT MGT	54,175	54,175	--	--	634
STEAM GEN REPLACEMENT PROJ	--	--	--	--	0
CORPORATE COST	9,368	9,368	--	--	0
TOTAL	$106,026	$106,026	$-	$-	1,119

These amounts may include charges to accounts throughout the Income Statement and Balance Sheet. Therefore, they cannot be identified in total with any particular line on Schedule XIV, but are distributed among various lines.

ANNUAL REPORT OF STP Nuclear Operating Company

For the Year Ended December 31, 2004

OUTSIDE SERVICES EMPLOYED
(thousands)

INSTRUCTIONS: Provide a breakdown of outside services employed. If the aggregate amounts paid to any one payee and included within one category is less than $100,000, only the aggregate number and amount of all such payments included within the sub account need be shown. Provide a brief description of the service rendered by each vendor listed.

FROM WHOM PURCHASED	SERVICE PROVIDED	AMOUNT
AEP-RETAIL ENERGY	EXEC. VP/GM NUCLEAR	172
AON CONSULTING, INC.	HUMAN RESOURCES NUCLEAR COMPEN	216
ARINC CONTROL AND INFORMATION SYSTEMS	GEN STRATEGIC DEFENSE PROJ-O&M	113
BAKER & BOTTS, L.L.P.	HUMAN RESOURCES NUCLEAR COMPEN	216
BAKER & BOTTS, L.L.P.	PERSONNEL RELATIONS	103
BASS CONSTRUCTION CO., INC.	GEN SECURITY FENCE	197
BASS CONSTRUCTION CO., INC.	GEN SECURITY VEHICLE BARRIERS	2,107
BASS CONSTRUCTION CO., INC.	GEN STRATEGIC DEFENSE PROJ-CAP	521
BOOTH & ASSOCIATES	EXEC. VP/GM NUCLEAR	209
BROCK SPECIALTY SERVICES, LTD.	COATINGS UPGRADE - O&M	623
BROCK SPECIALTY SERVICES, LTD.	FACILITIES MANAGEMENT CONTRACT	1,781
BROWNING-FERRIS INDUSTRIES	FACILITIES MANAGEMENT CONTRACT	135
CENTERPOINT ENERGY, INC.	FEE INFO SYSTEMS MAINT AGREEMT	150
CISCO SYSTEMS CAPITAL CORP.	FEE INFO SYSTEMS MAINT AGREEMT	104
COOPER ENERGY SERVICES	U2 DIESEL GEN 22 EVENT 12/9/03	2,640
CORESTAR INTERNATIONAL CORP.	MM 5&6 SERIES FWH INSPECTIONS	145
COX SMITH MATTHEWS INCORPORATED	EXEC. VP/GM NUCLEAR	587
DESIGN ENGINEERING SERVICES, LLC	STEAM GENERATOR WORK - UNIT 2	188
EASTERN TECHNOLOGIES, INC.	INCREMENTAL SUPPORT - UNIT 2 R	111
FALTISEK PAVING, INC.	GEN SECURITY VEHICLE BARRIERS	264
FRAMATOME ANP, INC.	BMI PENETRATION ISSUE	274
FRAMATOME ANP, INC.	SERVICE REQUEST MAINTENANCE -	165
FRAMATOME ANP, INC.	STEAM GENERATOR WORK - UNIT 2	404
FREEZE TECHNOLOGY	SERVICE REQUEST MAINTENANCE -	107
GE ENERGY RENTALS	U2 DIESEL GEN 22 EVENT 12/9/03	859
GENERAL ATOMICS ELECTRONIC SYSTEMS	OPERATIONS (DEV/PREP/PRESENT)	24
GENERAL ATOMICS ELECTRONIC SYSTEMS	REPLACE RM11 COMPUTERS - U1	90
GENERAL ATOMICS ELECTRONIC SYSTEMS	REPLACE RM11 COMPUTERS - U2	174
GLOBAL SERVICES	ASSET MANAGEMENT	325
GRAVER WATER SYSTEMS INC.	MM CONDENSATE POLISHER LININGS	235
GRAVES DOUGHERTY HEARON & MOODY	EXEC. VP/GM NUCLEAR	108
HIGH TECH DOCUMENT SERVICES, INC.	RECORDS MANAGEMENT SYSTEMS	174
HURST TECHNOLOGIES, CORPORATION	MINOR MODS - O&M	122
IBM CORPORATION	FEE INFO SYSTEMS MAINT AGREEMT	716
INDUSTRIAL HOIST SERVICES	SERVICE REQUEST (SR) MAINTENAN	120
INTERACTION ASSOCIATES	GEN CORE VALUE/LEADERSHIP TRNG	278
LAMBERT ENTERPRISES	U2 DIESEL GEN 22 EVENT 12/9/03	205
MANN FRANKFORT STEIN & LIPP ADVISORS, IN	SARBANES OXLEY COSTS	152
MORGAN, LEWIS & BOCKIUS, LLP	LICENSING SECTION	192
MPR ASSOCIATES, INC	U2 DIESEL GEN 22 EVENT 12/9/03	182
NALCO CHEMICAL	WATER PROCESSING	177
NILSSON PROFESSIONAL CONSULTANTS, INC.	EXEC. VP/GM NUCLEAR	105
O'DAY DRILLING COMPANY, INC.	MM WATER WELL PIPING	170
PACIFIC GAS & ELECTRIC CO.	BMI PENETRATION ISSUE	100
PAR-KUT INTERNATIONAL INC.	GEN SECURITY ENHANCEMENT BRE'S	128
PERFORMANCE IMPROVEMENT (PI)	BMI PENETRATION ISSUE	121
PERFORMANCE PARTNERING, LLC	EXEC. VP/GM NUCLEAR	140
POWER CONTROL SYSTEMS ENGINEERING, INC.	SERVICE REQUEST MAINTENANCE -	130
PRECISION SURVEILLANCE CORPORATION	GEN RCB TENDON SURVEILLANCE	560
PRO-LINE WATER SCREEN SERVICE, INC.	MM CWIS TRAVELING SCREENS	382
PRO-LINE WATER SCREEN SERVICE, INC.	MM ECW STRUCTURE	117
RIGGING INTERNATIONAL	U2 DIESEL GEN 22 EVENT 12/9/03	523
SARGENT & LUNDY	DESIGN ENGINEERING - MOD EVALU	224
SARGENT & LUNDY	GEN SECURITY VEHICLE BARRIERS	352
SARGENT & LUNDY	REPL FISHER 546 I/P CONVERTERS	209
SCHULZ ELECTRIC CO.	U2 DIESEL GEN 22 EVENT 12/9/03	100
SCOTT, MADDEN & ASSOCIATES, INC.	EXEC. VP/GM NUCLEAR	971
SIEMENS WESTINGHOUSE POWER COR	TURBINE GENERATOR WORK	3,952
SONIC SYSTEMS INTERNAT'L, INC.	INCREMENTAL SUPPORT - UNIT 2 R	158
SONIC SYSTEMS INTERNAT'L, INC.	U2 DIESEL GEN 22 EVENT 12/9/03	135
STONE & WEBSTER CONSTRUCTION, INC.	O&M PROJECT MANAGEMENT	202
STONE & WEBSTER CONSTRUCTION, INC.	SERVICE REQUEST (SR) MAINTENANCE	373
SUNGARD RECOVERY SERVICES, INC	FEE INFO SYSTEMS MAINT AGREEMT	257
TEJAS BOILER SERVICES, INC.	MM AUXILIARY BOILER	277
TEXAS GENCO	U2 DIESEL GEN 22 EVENT 12/9/03	401
THE CENTER FOR OCCUPATIONAL AND CORP. HE	HUMAN RESOURCES-HEALTH	168
THYSSEN KRUPP ELEVATOR CORP.	FACILITIES MANAGEMENT CONTRACT	249
TOWERS PERRIN INC.	HUMAN RESOURCES NUCLEAR COMPEN	238
UTILITIES SERVICE ALLIANCE, INC.	GEN JOINT UTILITY VENTURE	213
WACHS TECHNICAL SERVICES, LTD	MM MAIN TURBINE BELLOWS	117
WASHINGTON GROUP INTERNATIONAL	MM CONDENSATE POLISHER LININGS	141
WASHINGTON GROUP INTERNATIONAL	O&M PROJECT MANAGEMENT	165
WASHINGTON GROUP INTERNATIONAL	SERVICE REQUEST (SR) MAINTENANCE	915
WEIR VALVES & CONTROLS USA, INC.	MM MAIN STEAM ISOLATION VALVE	330
WESTINGHOUSE ELECTRIC CO. LLC	GEN ENG/TECH SVC OM INITIATIVE	120
WESTINGHOUSE ELECTRIC CO., LLC	MM REACTOR COOLANT PUMP REFURB	797
WESTINGHOUSE ELECTRIC CO., LLC	REACTOR WORK - UNIT 2 REFUELIN	1,317
WESTINGHOUSE ELECTRIC CO., LLC	SPLIT PIN REPLACEMENT	1,518
WESTINGHOUSE ELECTRIC CO., LLC	STEAM GENERATOR WORK - UNIT 2	3,766
WESTINGHOUSE ELECTRIC COMPANY, L.L.C.	MGT/SUPV TIME-NO SPECIFIC TASK	144
WESTINGHOUSE ELECTRIC COMPANY, L.L.C.	MM ROD CONTROL SVS AGREEMENT	130

SUBTOTAL OTHER VENDORS		10,107
	TOTAL OUTSIDE SERVICES	$46,188

These accounts summarize all outside services employed and may include charges to accounts throughout the Income Statement and Balance Sheet. Therefore, they cannot be identifed with any particular line on Schedule XIV.

ANNUAL REPORT OF STP Nuclear Operating Company

For the Year Ended December 31, 2004

EMPLOYEE PENSIONS AND BENEFITS - ACCOUNT 926
(thousands)

INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

DESCRIPTION	AMOUNT

Medical	$11,310
Dental	811
Life Insurance	224
Long Term Disability	375
Accidental Death&Dismemberment	34
Vision	16
COBRA Benefits	320
Severance Payments	2,524
Outplacement Assistance	167
Pension	8,714
FAS 106	6,428
Savings Plan	3,967
Fas 112	186
Executive Benefit Expense	1,323
Administrative Expense	9
Capitalized Benefits	(126)
Employee Benefits Adjustments	302
Other	10
TOTAL	$36,595

ANNUAL REPORTS OF STP Nuclear Operating Company

For the Year Ended December 31, 2004

GENERAL ADVERTISING EXPENSE - ACCOUNT 930.1
(thousands)

INSTRUCTIONS: Provide a listing of the amount included in Account 930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

DESCRIPTION	NAME OF PAYEE	AMOUNT
NONE	N/A	-
TOTAL		$-

ANNUAL REPORT OF STP Nuclear Operating Company

For the Year Ended December 31, 2004

MISCELLANEOUS GENERAL EXPENSES - ACCOUNT 930.2
(thousands)

INSTRUCTIONS: Provide a listing of the amount included in Account 930.2, "Miscellaneous General Expenses" classifying such expenses according to their nature. Payments and expenses permitted by Section 321 (b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. 441 (b)(2)) shall be separately classified.

DESCRIPTION	AMOUNT
Company Membership Dues and Fees	3,596
Bank Fees	19
Miscellaneous	333
TOTAL	$3,948

ANNUAL REPORT OF STP Nuclear Operating Company

For the Year Ended December 31, 2004

RENTS - ACCOUNT 931
(thousands)

INSTRUCTIONS: Provide a listing of the amount included in Account 931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

TYPE OF PROPERTY	AMOUNT

OTHER RENT	-
TOTAL	$-

ANNUAL REPORT OF STP Nuclear Operating Company

For the Year Ended December 31, 2004

TAXES OTHER THAN INCOME TAXES - ACCOUNT 408
(thousands)

INSTRUCTIONS: Provide an analysis of Account 408 "Taxes Other Than Income Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

DESCRIPTION	AMOUNT

OTHER THAN US GOVERNMENT TAXES
STATE UNEMPLOYMENT TAXES	$87
SUBTOTAL	87

US GOVERNMENT TAXES
SOCIAL SECURITY TAXES	7,326
FEDERAL UNEMPLOYEMENT TAXES	68
PAYROLL TAX CAPITALIZED	(29)
SUBTOTAL	7,364

TOTAL	$7,451

ANNUAL REPORT OF STP Nuclear Operating Company

For the Year Ended December 31, 2004

DONATIONS - ACCOUNT 426.1
(thousands)

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

NAME OF RECIPIENT	PURPOSE OF DONATION	AMOUNT
Matagorda County United Way	2004/2005 Sponsorship Campaign	$20
Texas Institute for the Advancement of Nuclear	Membership Dues	$5
American Cancer Society	2004 Relay for Life Sponsor	$3
Matagorda County Fair and Livestock	2004 Fair Sponsor	$9
Miscellaneous Vendors	Miscellaneous	$37
TOTAL		$74

ANNUAL REPORT OF STP Nuclear Operating Company

For the Year Ended December 31, 2004

OTHER DEDUCTIONS - ACCOUNT 426.5
(thousands)

INSTRUCTIONS: Provide a listing of the amount included in Account 426.5, "Other Deductions", classifying such expenses according to their nature.

DESCRIPTION	NAME OF PAYEE	AMOUNT
Country Club Dues	Miscellaneous STPNOC Executives	$7
TOTAL		$7

ANNUAL REPORT OF STP Nuclear Operating Company

For the Year Ended December 31, 2004

SCHEDULE XVIII - NOTES TO STATEMENT OF INCOME

INSTRUCTIONS: The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

Benefits
STPNOC maintains various welfare and retirement plans for its employees.  STPNOC offers welfare plans such as medical, life insurance, and vision coverage with an employee option to choose among various deductibles, co-payments and employee premiums.  Retirees, who are age 55, with at least five years of service after age 50, are eligible for continued medical coverage and reduced life insurance coverage.

STPNOC provides a savings plan that generally matches 70% of the first six percent of an employee's salary contributed to the plan.  Employee's interest in STPNOC matching contribution begins to vest after two years of service, and is fully vested after six years of service.

In addition to the savings plan, STPNOC offers a non-contributory pension plan to its employees. This plan is a final average pay plan and is based upon the highest consecutive 36 months basse pay out of the final 120 months of service.  This plan pays at a rate of 1.5% per year of service (up to 35 years of service), plus an additional.  44% per year of service by the amount which an employees final average pay exceeds the Social Security average wage base.  An employee vests in the pension plan after five years of service, and is eligible for full benefits at age 65.  STP provides for subsidized retirement reduction factors for those retirees who are at least 55, and whose age and years of service combined total at least 85 (Rule of 85).  Benefits utilizing actuarially equivalent reduction factors are avaiable for retirees who are at least 55, who do not meet the Rule of 85 requirements.

ORGANIZATION CHART

STP NUCLEAR OPERATING COMPANY

PRESIDENT & CHIEF EXECUTIVE OFFICER	James Joe Sheppard

MANAGER INDUSTRY ALLIANCES	John R Lovell
VP AND ASSISTANT TO PRESIDENT & CHIEF EXECUTIE OFFICER	Edward D Halpin

EXECUTIVE SECRETARY	Shanda L Maxey

GENERAL MANAGER FINANCIAL SUPPORT	Frank H Mallen
VP ENGINEERING & TECHNICAL SERVICES	Tom J Jordan
VP GENERATION	Gary L Parkey
MGR SAFETY QUAL CONCERNS PROG	David L Cobb
GENERAL MANAGER STATION SUPPORT	Micheal D Meier

ANNUAL REPORT OF STP Nuclear Operating Company

METHODS OF ALLOCATION

AEP Utilities, Inc. (formerly Central and South West Services, Inc.) requested and the Securities and Exchange Commission granted on September 30, 1997, the following allocation factors:

1.	In accordance with an Owner's ownership percentage,

2.	In accordance with an Owner's share of net electric power generation sold from STP during a specified period of time (measured in kilowatt hours) expressed as a portion of the total net electric power generation sold from STP for the same period (measured in net kilowatt hours) and,

3.
Under certain circumstances when less than all Owners are involved and no other method of allocation is practicable costs may be divided evenly among those Owners who benefit from the activities for which costs have been incurred.

ANNUAL REPORT OF STP Nuclear Operating Company

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

Not Applicable

ANNUAL REPORT OF STP Nuclear Operating Company

SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

STP Nuclear Operating Company
(Name of Reporting Company)

	By:	/s/ F. H. Mallen
(Signature of Signing Officer)

		F.H. Mallen	General Manager Financial Support
(Printed Name and Title of Signing Officer)

Date:	4/13/2005